# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Context Therapeutics Inc., CIK 0001842952
CUSIP: 21077P108
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 2001 Market Street,Suite 3915, Unit #15,, Philadelphia, United States (X1), 19103
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001858703

## Reporting persons
- Blue Owl Capital Holdings LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 5,089,015; shared voting power 0; sole dispositive power 5,089,015; shared dispositive power 0; aggregate amount beneficially owned 5,089,015 (5.54% of the class)
  Comment: The reported percentage is calculated based on 91,879,177 shares of Common Stock outstanding as of May 4, 2026, as reported on the Issuer's 10-Q filed with the Securities and Exchange Commission on May 6, 2026.

## Item 1. Issuer
Name of issuer: Context Therapeutics Inc.
Address of issuer's principal executive offices: 2001 Market Street, Suite 3915, Unit #15, Philadelphia, PA 19103

## Item 2. Person Filing
Name of person filing: This statement is filed by Blue Owl Capital Holdings LP, referred to herein as the "Reporting Person."
Address of principal business office or, if none, residence: 399 Park Avenue, New York, New York 10022
Citizenship: See response to row 4 on the cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
See response to row 9 on the cover page.

Pursuant to Rule 13d-4 of the Act, the Reporting Person declares that filing this statement shall not be deemed an admission that the Reporting Person is a beneficial owner of the reported securities, for purposes of Section 13(d) and/or Section 13(g) or for any other purpose.
Percent of class: See response to row 11 on the cover page.
Sole power to vote or to direct the vote: See response to row 5 on the cover page.
Shared power to vote or to direct the vote: See response to row 6 on the cover page.
Sole power to dispose or to direct the disposition: See response to row 7 on the cover page.
Shared power to dispose or to direct the disposition: See response to row 8 on the cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Blue Owl Capital Holdings LP: /s/ Karen Hager, Karen Hager / Chief Compliance Officer (05/13/2026)